Exhibit No. 17.2

Resignation Letter of John Vahl

[E-mail Header of John Vahl]

Mr. Dan Brandano

CEO Dynamic Leisure

Tampa, Florida

Dear Dan,

Please accept this as my resignation as an Outside Director for Dynamic Leisure Corporation as of today.

July 18, 2008

I wish you and the corporation well in the future.

Sincerely,

John Vahl